AK

Uf 3-13-02

02019624

NITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-34723 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOF BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zone Partners Trading, L.L.C. (Formerly Protrader Trading, L.L.C.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
MAR 0 5 2002
835

804 Las Cimas Parkway, Suite 125
(No. and Street)

| Austin | Texas | 78746 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Jane Harvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zone Trading, L.L.C. (Formerly Protrader Trading, L.L.C.), as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY L. DONOVAN
MY COMMISSION EXPIRES
May 14, 2005

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2001

**ZONE TRADING, L.L.C.**
(Formerly Protrader Trading, L.L.C.)

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Zone Trading, L.L.C.
(Formerly Protrader Trading, L.L.C.)

We have audited the accompanying statement of financial condition of Zone Trading, L.L.C. (formerly Protrader Trading, L.L.C.) as of December 31, 2001 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zone Trading, L.L.C. (formerly Protrader Trading, L.L.C.) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has incurred substantial recurring losses, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 25, 2002

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Statement of Financial Condition
December 31, 2001

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 71,705 |
| Securities owned, at market value | 3,300 |
| Receivable from broker-dealers and clearing organizations | 2,104,128 |
| Advances to employees | 4,476 |
| Other receivables | 10,673 |
| Furniture and equipment at cost, net of accumulated depreciation of $255,437 | 299,525 |
| Other assets | 126,851 |
| | $2,620,658 |

The accompanying notes are an integral part of these financial statements.

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Statement of Financial Condition
December 31, 2001

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 714,703 |
| | 714,703 |
| **Member's equity:** | |
| Total member's equity | 1,905,955 |
| | $2,620,658 |

The accompanying notes are an integral part of these financial statements.

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Statement of Income
For the Year Ended December 31, 2001

| | |
|---|---|
| **Revenues:** | |
| Gains (losses) on Firm securities trading accounts | $ 2,825,857 |
| Other revenue related to securities business | 106 |
| Interest income | 28,021 |
| | 2,853,984 |
| **Expenses:** | |
| Compensation and benefits | 1,285,645 |
| Floor brokerage, exchange and clearance fees | 1,890,275 |
| Communications | 163,869 |
| Interest expense | 728 |
| Promotional costs | 60,608 |
| Regulatory fees and expenses | 82,351 |
| Occupancy and equipment costs | 222,303 |
| Other expenses | 180,550 |
| | 3,886,329 |
| Loss before income taxes | (1,032,345) |
| Provision for income taxes | -0- |
| Net loss | $(1,032,345) |

The accompanying notes are an integral part of these financial statements.

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Statement of Changes in Member's equity
For the Year Ended December 31, 2001

| | Total |
|---|---|
| Balances at January 1, 2001 | $1,888,300 |
| Member's contributions | 2,500,000 |
| Capital distributions | (1,450,000) |
| Net loss | (1,032,345) |
| Balances at December 31, 2001 | $1,905,955 |

The accompanying notes are an integral part of these financial statements.

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2001

| | |
|---|---|
| Balance at December 31, 2000 | $ -0- |
| Increases | -0- |
| Decreases | -0- |
| Balance at December 31, 2001 | $ -0- |

The accompanying notes are an integral part of these financial statements.

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Statement of Cash Flows
For the Year Ended December 31, 2001

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (1,032,345) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Depreciation | 153,151 |
| Change in assets and liabilities: | |
| Increase in securities owned | (3,300) |
| Increase in receivable from broker-dealers and clearing organizations | (2,104,128) |
| Decrease in interest receivable | 7,280 |
| Increase in advances to employees | (4,476) |
| Increase in other receivables | (10,673) |
| Increase in other assets | (103,751) |
| Increase in accounts payable and accrued expenses | 712,366 |
| Decrease in management fees payable | (963) |
| Net cash provided (used) by operating activities | (2,386,839) |
| **Cash flows from investing activities:** | |
| Purchase of furniture and equipment | (159,389) |
| Net cash provided (used) by investing activities | (159,389) |
| **Cash flows from financing activities:** | |
| Contributions of capital | 2,500,000 |
| Distributions of capital | (1,450,000) |
| Net cash provided (used) by financing activities | 1,050,000 |
| Net decrease in cash and cash equivalents | (1,496,228) |
| Cash and cash equivalents at beginning of period | 1,567,933 |
| Cash and cash equivalents at end of period | $ 71,705 |
| **Supplemental Disclosures** | |
| Cash paid for: | |
| Income taxes | $ -0- |
| Interest | $ 728 |

The accompanying notes are an integral part of these financial statements.

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Zone Trading, L.L.C. (formerly Protrader Trading, L.L.C.), (the "Company"), is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers (NASD). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

The Company operates as a Texas Limited Liability Company (L.L.C.) and has a sole member, Over Under, L.L.C. (the "Parent"). It's member has limited personal liability for the obligations or debts of the entity.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Securities readily marketable are carried at fair market value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated life of the improvements.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies, continued

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $1,461,130 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .49 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to its member can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable the member to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Lease Commitments

The Company also rents two additional operating facilities on annual leases assigned by a related entity. Monthly rental payments were $13,086 in 2001. Total rental expense under the assigned lease agreements was $39,260 for the year ended December 31, 2001 and is reflected in occupancy and equipment costs.

Note 4 - Lease Commitments, continued

Future minimum required lease payments under all non-cancelable lease agreements are as follows:

| December 31, | |
|---|---|
| 2002 | $ 497,281 |
| 2003 | 592,666 |
| 2004 | 599,470 |
| 2005 | 375,839 |
| 2006 | 116,592 |
| | $2,181,848 |

Note 5 - Rental Income Under Operating Leases

The Company subleases office space to an unrelated entity. The following is a schedule by year of the future rental income to be received under non-cancelable operating leases in effect as of January 1, 2002:

| December 31, | |
|---|---|
| 2002 | $ 61,110 |
| 2003 | 61,110 |
| 2004 | 61,110 |
| 2005 | 20,370 |
| | $ 203,700 |

Note 6 - Employee Benefits

The Company has a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of substantially all employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to 15% of their compensation to the Plan. The Plan provides for contributions by the Company of 3% of each eligible employee's wages. Company contributions to a participant's account do not vest until the participant has completed three years of service, at which time the contributions become fully vested. The Company's contributions to the Plan for the year ended December 31, 2001 were $27,845 and are reflected in compensation and benefits.

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Notes to Financial Statements
December 31, 2001

Note 7 - Furniture and Equipment

The classes of furniture and equipment are as follows:

| | |
|---|---|
| Furniture and fixtures | $ 107,297 |
| Computer equipment and software | 397,535 |
| Leasehold improvements | 50,130 |
| | 554,962 |
| Less: accumulated depreciation | (255,437) |
| | $ 299,525 |

Depreciation expense for the year ended December 31, 2001 was $153,151 and is reflected in occupancy and equipment costs.

Note 8 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 9 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. in the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital which is required to be at least $100,000. It is management's intention to control costs and increase revenue. It is management's understanding it will continue to receive capital infusions as necessary.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2001

**Schedule I**

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total member's equity qualified for net capital | | $ 1,905,955 |
| Add: | | |
| Other deductions or allowable credits | | -0- |
| Total capital and allowable subordinated liabilities | | 1,905,955 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Advances to employees | $ 4,476 | |
| Other receivables | 10,673 | |
| Furniture and equipment | 299,525 | |
| Other assets | 126,851 | (441,525) |
| Net capital before haircuts on securities positions | | 1,464,430 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | |
| Nonmarketable securities | | (3,300) |
| Net capital | | $1,461,130 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 714,703 |
| Total aggregate indebtedness | $ 714,703 |

**Schedule I (continued)**

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 47,671 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 100,000 |
| Net capital in excess of required minimum | $1,361,130 |
| Excess net capital at 1000% | $1,389,660 |
| Ratio: Aggregate indebtedness to net capital | .49 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

**Schedule II**

ZONE TRADING, L.L.C.
(Formerly Protrader Trading, L.L.C.)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Instinet Clearing Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Zone Trading, L.L.C.
(Formerly Protrader Trading, L.L.C.)

In planning and performing our audit of the financial statements and supplemental schedules of Zone Trading, L.L.C. (formerly Protrader Trading, L.L.C.) (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 25, 2002